UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)1

ALLIED GAMING & ENTERTAINMENT INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

019170109

(CUSIP Number)

KNIGHTED PASTURES, LLC

1933 S. Broadway Suite 746

Los Angeles, CA 90007

Attention: Roy Choi

(213) 222-8589

ANDREW FREEDMAN OLSHAN FROME WOLOSKY LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300	YOUNG J. KIM TROYGOULD PC 1801 Century Park East, Suite 1600 Los Angeles, California 90067 (310) 553-4441

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019170109

1	NAME OF REPORTING PERSON

Knighted Pastures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,906,270
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,906,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,906,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.3%(1)
14	TYPE OF REPORTING PERSON

OO

(1) Percentage calculated based on 38,185,313 shares of Common Stock outstanding as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024.

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CUSIP No. 019170109

1	NAME OF REPORTING PERSON

Roy Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,986,423
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

11,986,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,986,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4%(1)
14	TYPE OF REPORTING PERSON

IN

(1) Percentage calculated based on 38,185,313 shares of Common Stock outstanding as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024.

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CUSIP No. 019170109

AMENDMENT NO. 12 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on January 29, 2021, Amendment No. 1 thereto filed on December 13, 2021, Amendment No. 2 thereto filed on December 27, 2021, Amendment No. 3 thereto filed on February 9, 2022, Amendment No. 4 thereto filed on September 9, 2023, Amendment No. 5 thereto filed on December 28, 2023, Amendment No. 6 thereto filed on February 6, 2024, Amendment No. 7 thereto filed on March 7, 2024, Amendment No. 8 thereto filed on May 23, 2024, Amendment No. 9 thereto filed on July 1, 2024, Amendment No. 10 thereto filed on July 11, 2024 and Amendment No. 11 thereto filed on July 18, 2024 (as amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On September 27, 2024, the Reporting Persons delivered a letter (the “Letter”) to the Issuer, which among other things, called upon the Issuer to promptly schedule and announce the date for the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”). In the Letter, the Reporting Persons expressed that they are deeply troubled by the Issuer’s apparent entrenchment tactic of refusing to hold the 2024 Annual Meeting on a timely basis. The Reporting Persons also conveyed their belief that the Issuer’s unwarranted delay of the 2024 Annual Meeting, for which a date has yet to be announced and where more than fourteen (14) months have passed since the 2023 annual meeting of stockholders, is a clear attempt to disenfranchise stockholders. In the Letter, the Reporting Persons advised that if the Issuer fails to schedule the 2024 Annual Meeting to be held not later than December 5, 2024, and to publicly announce the date of such meeting by the close of business on October 4, 2024, the Reporting Persons may be compelled to take action and pursue all remedies, including without limitation petitioning the Delaware Court of Chancery to compel the Issuer to hold its 2024 Annual Meeting pursuant to Section 211(c) of the Delaware General Corporation Law.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the cover page to this Amendment No. 12 to Schedule 13D.

(c) The Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 9, 2024, warrants to purchase 190,000 shares of Common Stock at $11.50 per share held by Knighted Pastures, LLC expired worthless pursuant to their terms.

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CUSIP No. 019170109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2024	/s/ Roy Choi
Roy Choi

Dated: October 1, 2024	Knighted Pastures, LLC

/s/ Roy Choi
	Name:	Roy Choi
	Title:	Manager

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